Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

THE BYLAWS

OF

SUNWORKS, INC.

a Delaware corporation

The undersigned hereby certifies that he is the duly elected, qualified and acting Secretary of Sunworks, Inc., a Delaware corporation (the “Corporation”), and that the Bylaws of the Corporation were amended by resolution of the Board of Directors of the Corporation, effective as of August 8, 2020, to add a new Section 6.3 that reads as follows:

“6.3. Forum Selection and Enforceability.

6.3.1. Delaware Forum. Unless the Corporation consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, the Certificate of Incorporation or the Bylaws (in each case, as may be amended from time to time), (iv) any action asserting a claim governed by the internal affairs doctrine of the State of Delaware, or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having personal jurisdiction over all indispensable parties named as defendants.

6.3.2. Federal Forum. Unless the Corporation consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America shall be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933.

6.3.3. Personal Jurisdiction. If any action the subject matter of which is within the scope of Section 6.3.1 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 6.3.1 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

6.3.4. Enforceability. If any provision of this Section 6.3 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 6.3, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.”

The foregoing amendment to the Bylaws of the Corporation have not been modified, amended, rescinded or revoked and remain in full force and effect on the date hereof.

IN WITNESS WHEREOF, I have hereunto subscribed my name on August 8, 2020.

/s/ Charles F. Cargile
Charles F. Cargile
Chief Executive Officer and President